SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Clarifications on CVM/B3 questions regarding the AGM

COPEL (“Company”) hereby informs its shareholders and the market in general that, on this date, it has resubmitted the Remote Voting Bulletin (“BVD”), the Call Notice (“Call Notice”) and the Management Proposal (“Proposal”) related to the Company's Annual General Meeting, to be held, on first call, on April 24, 2025 (“Meeting”), following the guidance of Official Letter No. 68/2025/CVM/SEP/GEA-1, sent on 03/25/2025 by the Brazilian Securities and Exchange Commission - CVM (“Official Letter”), replicated below:

____________________________________________________

Mr.
Felipe Gutterres Ramella
Investor Relations Director of

Cia Paranaense de Energia Copel
Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê

81200-240 – Curitiba – PR

E-mail: ri@copel.com

Subject: Biennial Risk-Based Supervision Plan 2025-2026 - Analysis of the Remote Voting Bulletin.

Dear Sir,

1. We refer to the Remote Voting Bulletin (“BVD”) of CIA PARANAENSE DE ENERGIA COPEL, referring to the Annual General Meeting to be held on April 24, 2025, filed by the Company in the IPE Module of the Empresas.NET System on March 24, 2025.

2. In this regard, based on the provisions of Section III and Annex M of CVM Resolution 81/22, the following inconsistencies were identified, which is why we request the resubmission of the Remote Voting Bulletin with the appropriate changes:

2.1. In the indication of the institution hired by the company to provide the securities bookkeeping service, the name of a contact person was not provided, in accordance with item 6 of Annex M to CVM Resolution 81/22. We request that this be included.

2.2. The resolution allowing minority shareholders with voting rights to request the separate election of a member of the board of directors was not included, as per item 16 of Annex M to CVM Resolution 81/22. Please include.

2.3. The resolution allowing minority shareholders holding shares with voting rights to add their votes to those of preferred shares without voting rights or with restricted voting rights, as per item 17 of Annex M to CVM Resolution 81/22, has not been included. Please include.

2.4. The resolution to request the adoption of multiple voting, as per item 11 of Annex M to CVM Resolution 81/22, has not been included. Please include.

2.5. The resolution to request the installation of the fiscal council, as per item 20 of Annex M to CVM Resolution 81/22, has not been included. Please include.

3. In addition, in the notice, include the percentage of 2% of voting shares in the part relating to the installation of the Audit Board, since only 1% of non-voting shares was mentioned.

4. Finally, with regard to the Management Proposal, present the information on the nominees for the Board of Directors in such a way as to contain all the information highlighted in item 7.3 of Annex C to CVM Resolution 80/22.

5. On the occasion of the resubmission of the Remote Voting Bulletin and the Management Proposal, as a result of compliance with the requirements contained in this Official Letter, the Company must send a notice through the Empresas.NET System, in the “Notice to the Market” category, type “Clarifications on CVM/B3 consultations” informing about the aforementioned resubmission and referring to this Official Letter.

____________________________________________________

In response to the letter, the Company implemented the following changes:

1.	With regard to the BVD: (i) included the name of the contact person at the institution responsible for the bookkeeping of the shares issued by the Company, in compliance with item 2.1 of the Official Letter; (ii) included a new item 13 at the end of the other resolutions, in compliance with item 2.4 of the Official Letter; and (iii) included a new item 14 at the end of the other resolutions, in compliance with item 2.5 of the Official Letter. Resolutions (ii) e (iii) have been included at the end to avoid numbering adjustments in the other resolutions.

The Company clarifies that it has not made the adjustments mentioned in items 2.2 and 2.3 of the Official Letter, given that the Company has dispersed capital, and does not have a controlling shareholder or group of shareholders, so that the request for a separate election for a member of the Board of Directors by minority shareholders holding shares with voting rights, as well as the possibility for such minority shareholders holding shares with voting rights to request that their votes be aggregated with those of preferred shares without voting rights or with restricted voting rights, do not apply.

2.	With regard to the Public Notice, it included the information that shareholders holding 2% of the shares with voting rights may also request the installation of a Supervisory Board, in compliance with item 3 of the Official Letter.
3.	With regard to the Proposal, it has supplemented the information on the candidates for members of the Board of Directors under the terms of item 7.3 of the Reference Form (Annex IV of the Proposal), in compliance with item 4 of the Official Letter.

The Company clarifies that the resubmissions do not affect any of the proposals relating to the Meeting. In addition, given that only new resolutions have been included (and not adjusted to existing resolutions) in the BVD, any votes already cast by shareholders will be considered valid.

In any case, shareholders who wish to change their vote or vote on the additional resolutions included may send a new BVD, replacing the one previously submitted, observing the deadline of 4 (four) days before the Meeting, i.e. April 20, 2025, pursuant to article 27 of RCVM 81. In order to prevent the voting instructions of shareholders who may have already sent the BVD to the Company from being considered conflicting, the Company recommends that shareholders send any new voting instructions to the same service provider previously used.

Further information can be obtained from Investor Relations: ri@copel.com.

The Company reiterates that the Ordinary General Meeting - AGM remains scheduled for April 24, 2025.

Curitiba, March 27, 2025.

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 27, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.